

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 18, 2020

Jonathan S. Horwitz
Executive Vice President and Principal Executive Officer
Putnam Municipal Opportunities Trust
c/o Putnam Investment Management, LLC
100 Federal Street
Boston, Massachusetts 02110

    Re: <u>Putnam Municipal Opportunities Trust—File No. 812-15102</u>

Dear Mr. Horwitz:

    By Form APP-WD filed with the Securities and Exchange Commission on March 13, 2020, you requested, on behalf of applicant, that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn effective as of March 13, 2020. (We note that the Form APP-WD referenced file number 811-07626. However, in a subsequent Form APP-WD filed on March 18, 2020, you clarified that the correct reference number is 812-15102.)

    Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

                Sincerely,

                /s/ Trace W. Rakestraw

                Trace W. Rakestraw
                Branch Chief
                Chief Counsel's Office